UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

 (CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, California 90245
(310)-536-0900

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,706,574(1)
8	SHARED VOTING POWER
9	SOLE DISPOSITIVE POWER 2,706,574(1)
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,574(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%(1)

14	TYPE OF REPORTING PERSON CO

(1)    Includes 1,525,241 warrants of Highbury Financial Inc. (“Highbury”). Each warrant entitles the holder to purchase one share of Highbury common stock.

Item 1.                       Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Highbury. The principal executive office of Highbury is located at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

Item 2.                       Identity and Background.

This Statement is being filed by Peerless Systems Corporation (“Peerless”). The address of Peerless is 2381 Rosecrans Avenue, El Segundo, California 90245. Schedule B sets forth the names, business addresses, and present principal occupations of each director and executive officer of Peerless.

During the last five years, no director or executive officer of Peerless has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the persons set forth on Schedule B is a citizen of the United States.

Item 3.                       Source and Amount of Funds or Other Consideration.

Peerless’s working capital was used to purchase the Common Stock and Warrants set forth herein.

Item 4.                       Purpose of Transaction.

Peerless acquired the securities set forth herein because they are viewed as an attractive investment.

Based upon its evaluation of Highbury's financial condition, market conditions and other factors it may deem material, Peerless may seek to acquire additional shares of Common Stock, Units or Warrants in one or more open market or private transactions, dispose of all or any portion of the securities currently owned, pursue a merger or acquisition with respect to Highbury, or take any other action set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Peerless may, at any time and from time to time, review, reconsider and discuss with Highbury or others, Peerless's position with respect to Highbury.  Peerless also reserves the right to change its plans or intentions with respect to Highbury at any time.

Item 5.                       Interest in Securities of the Issuer.

Peerless owns 1,181,333 shares of Common Stock and 1,525,241 warrants to purchase Common Stock of Highbury.  The Warrants are currently exercisable at an exercise price of $5.00 per share of Common Stock. The Warrants will expire on January 25, 2010.  Based upon 9,087,555 shares of outstanding Common Stock reported in Highbury’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, this represents 25.5% of the outstanding shares of Common Stock.

Peerless has the sole power to vote the shares of Common Stock reported herein and to dispose of all of the shares of Common Stock and Warrants reported herein.

Exhibit A sets forth the purchases and sales of Highbury Common Stock and Warrants by Peerless since the filing by Peerless of Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) with respect to Highbury on June 15, 2009. Except as set forth in Schedule A, Amendment No. 1 and the original Schedule 13D filed by Peerless on May 11, 2009 , no transactions in Highbury securities were effected by Peerless in the last 60 days.

Item 6.                       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Peerless is not party to any contracts, arrangements, understandings or relationships with any other person with respect to Highbury.

Item 7.                       Materials to be Filed as Exhibits.

Exhibit A  Transactions in the last 60 days*
Exhibit B   Directors and Executive Officers of Peerless  (incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the SEC on June 15, 2009).

*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2009

PEERLESS SYSTEMS CORPORATION

By: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

Exhibit A

The following transactions were completed on the open market.

Date	Security	Transaction	Quantity	Price
06/17/2009	Common stock	Purchase	14,625	$3.987

06/17/2009	Warrants	Purchase	75,620	$0.999

06/19/2009	Common stock	Purchase	5,500	$4.00

06/22/2009	Common stock	Purchase	5,000	$4.00

06/25/2009	Common stock	Purchase	2,900	$4.034

06/26/2009	Common stock	Purchase	8,623	$4.237

06/30/2009	Common stock	Purchase	8,800	$4.045

07/06/2009	Common stock	Purchase	1,000	$4.00

07/08/2009	Common stock	Purchase	11,350	$4.00

07/09/2009	Common stock	Purchase	5,480	$4.00

07/10/2009	Common stock	Purchase	5,180	$4.00